FRANKLIN ALTERNATIVE STRATEGIES FUNDS
One Franklin Parkway
San Mateo, California 94403-1906

FRANKLIN TEMPLETON DISTRIBUTORS, INC.
One Franklin Parkway
San Mateo, California 94403-1906

October 2, 2013

Via EDGAR Transmission

Karen Rossotto, Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:      Franklin Alternative Strategies Funds
Registration Statement on Form N-1A filed on 6/28/13 (Acc. No. 0001137439-13-000225)
(File Numbers: 811-22641 and 333-189667)
Request for Acceleration

Dear Ms. Rossotto:

On behalf of Franklin Alternative Strategies Funds and its principal underwriter, Franklin Templeton Distributors, Inc., pursuant to the requirements of Rule 461 under the Securities Act of 1933, we respectfully request that the effectiveness of the above-mentioned Registration Statement, as amended by Pre-Effective Amendment No. 3, filed on October 2, 2013 (Accession number 0001450791-13-000328), be accelerated to Friday, October 4, 2013, or as soon as practicable thereafter.

Thank you for your prompt attention to the request for acceleration.  Please contact Kristin H. Ives at (215) 564-8037 if you have any questions or need further information.

/s/ Steven J. Gray_______________                                                                                     /s/ Steven J. Gray________________
Steven J. Gray                                                                                                                             Steven J. Gray
Secretary and Vice President                                                                                                    Vice President
Franklin Alternative Strategies Funds                                                                                     Franklin Templeton Distributors, Inc.

cc:              Kristin H. Ives